Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION
ANNOUNCES MANAGEMENT APPOINTMENTS

Calgary, Alberta, Canada – April 22, 2016

Precision Drilling Corporation ("Precision" or the "Corporation") is pleased to announce that its Board of Directors has appointed Carey Ford as Senior Vice President and Chief Financial Officer and Veronica Foley as Senior Vice President, General Counsel and Corporate Secretary.

"Both Carey and Veronica have consistently demonstrated the depth of their knowledge and expertise in their respective disciplines, as well as their significant leadership in the execution of Precision's business plans and strategies." Kevin Neveu, President and Chief Executive Officer, said. "They are to be commended for their past performance and we look forward to the many contributions they will continue to make to responsibly and profitably grow our Company and support our High Performance, High Value strategy in the years ahead. This smooth leadership transition is a testament to our strong succession plan and offers the continuity that will serve the business interests of the Company and shareholders alike."

Carey joined Precision in 2011 as Vice President, Finance and Investor Relations and in 2015 was promoted to the position of Senior Vice President, Operations Finance.  Prior to Precision, Carey had a ten year career in accounting, private equity and investment banking with a focus on oilfield services.  Carey has a Bachelor of Business Administration and Masters of Business Administration from the University of Texas at Austin and has earned the Chartered Financial Analyst designation.

Veronica joined Precision in 2010, and most recently served as Vice President, Legal and Corporate Secretary.  Before joining Precision, Veronica worked seven years for a large multinational law firm, in its Houston and New York offices. She holds a bachelor's degree in psychology and French from Baylor University, and a doctor of jurisprudence degree from South Texas College of Law.  She currently serves on the board of directors for the Houston Bar Foundation, and Girls Inc.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service & snubbing rigs, coil tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

For further information, please contact:

Kevin Neveu, President and CEO

403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com